August 16, 2010
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:   Duc Dang, Senior Staff Attorney
                    Howard Efron, Staff Accountant
Telecopier Number: (703) 813-6984

Re:	First Industrial, L.P.
Form 10-K for year ended December 31, 2009
Form 10-Q for the quarterly period ended March 31, 2010
File No. 333-21873
Dear Messrs. Dang and Efron:
     We are writing to respond to the comments of the Staff contained in a letter, dated July 14, 2010, relating to the above-referenced filings of First Industrial, L.P. (“FILP”). Set forth below are the comments (in italics) as set forth in the Staff’s letter and immediately below each comment is the response of FILP. Unless otherwise noted, the page numbers in our responses refer to the page numbers in the above-referenced filings.
Form 10-K for the fiscal year ended December 31, 2009
Item 7 Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, page 29
1.	We note that you have recorded impairment charges on your real estate properties of $6.9 million and $9.2 million for the fiscal year ended December 31, 2009 and the first quarter ended March 31, 2010, respectively. Please disclose how the severe recession has impacted your impairment analysis and the related assumptions used in determining future cash flows from your properties. In your response, please address the notion that more than 50% of your gross leasable area is scheduled to come-off lease during the next three fiscal years in a period when the current economic environment makes it more challenging to lease to potential tenants and the trend in occupancy rates has been to the downside. Additionally, help us to understand why you recorded the impairment charge of $9.2 million during the first quarter of 2010 on the Grand Rapids Property and why impairment charges were not taken in an earlier period. Within your response, please provide to us any proposed disclosures to be included in future filings.

Securities and Exchange Commission
Attention:   Duc Dang, Senior Staff Attorney
                    Howard Efron, Staff Accountant
August 16, 2010

As disclosed in the critical accounting policies within the MD&A and in footnote 4 to FILP’s consolidated financial statements included within the Form 10-K, management conducts a review of its real estate assets in accordance with ASC 360 Property, Plant, and Equipment, which indicates that real estate values should be analyzed whenever events or changes in circumstances indicate that the carrying value of a property may not be fully recoverable. FILP conducts this review on a quarterly basis. For properties experiencing events or changes in circumstances that indicate the carrying value of a property may not be fully recoverable, we compare the estimated undiscounted cash flows against the carrying value. For properties held and used in which the estimated undiscounted cash flows are less than the carrying value, an impairment charge is recognized based on the difference between fair value and carrying value. For properties held for sale, the fair value of the property less costs to sell is compared to the property’s carrying value to determine if an impairment charge is required.
Assumptions included in the undiscounted cash flows include re-leasing and renewal probabilities of future lease expirations, vacancy factors, rental growth rates, capital expenditures, holding periods and ultimate residual value. For properties we analyze for impairment that have leases rolling in the next three years, the renewal and leasing rate assumptions are based on specific feedback from the regional offices responsible for leasing the properties. Since the severe recession, we have been using longer lease up times, lower rental rates and higher capitalization rates to value the property in our cash flow projections compared to those used prior to the recession.
The impairment charge taken on the Grand Rapids property was a result of a purchase option to be included in a renewing tenant’s lease that was approved during the quarter ended March 31, 2010. Since the purchase option is exercisable within five years of the commencement of the lease, the holding period used for our undiscounted cash flows was less than what would normally be used for a property that is held and used. Using the shorter holding period, the total estimated undiscounted cash flows was less than our carrying value at March 31, 2010. As such, FILP calculated the fair market value of the property and recorded an impairment charge equal to the excess of the carrying value over fair market value, which was $9.2 million.

Securities and Exchange Commission
Attention:   Duc Dang, Senior Staff Attorney
                    Howard Efron, Staff Accountant
August 16, 2010

Form 10-Q for the period ended March 31, 2010
Notes to Consolidated Financial Statements
3. Summary of Significant Accounting Policies
Recent Accounting Pronouncements, page 9
2.	Please provide to us your analysis under ASC 810 that supports management’s conclusion that adoption of the new guidance did not impact your financial statements. Within your response please ensure that you address the effect the various fees you receive from the Joint Ventures have on the analysis. Additionally, please tell us whether or not you receive fees from the Other Real Estate Partnerships
FILP performed an analysis of all of its arrangements that the Company i) holds an economic interest, voting right or similar right in the entity, or obligations to that entity; ii) has issued a guarantee with respect to that entity; iii) transferred assets to the entity; iv) manages the assets of the entity; and/or v) leases assets from the entity or provides it with financing to determine whether the arrangements would qualify as variable-interest entities (“VIEs”) and the appropriate accounting for such arrangements (i.e. consolidation, equity method of accounting). FILP identified four joint venture entities which were VIEs. Three of the four joint ventures, collectively referred to as the “Three Joint Ventures,” have partnership and management agreements with the same joint venture partner and purposes that are nearly identical. The Three Joint Ventures were each formed as limited liability companies with the sole purpose to invest in, own, develop, redevelop and hold for long term capital appreciation in industrial real estate. Since the main objective for each of the Three Joint Ventures is to buy and develop real estate assets, each would require significant contributions from their partners to sustain itself for the initial years of the venture. Accordingly, it was determined that the equity investment at risk was not sufficient to finance their respective activities without additional financial support. The fourth joint venture (the “Fourth Joint Venture”) was formed to invest in, own, operate and hold for long term capital appreciation interests in certain single tenant, net leased properties, with a majority of the business activities to be financed by third-party debt. At inception of this venture it was determined that the entity was not a VIE; however, subsequently it was determined that the entity was a VIE because during 2009 certain third party mortgage lenders were granted the ability to make substantive decisions.
For the joint venture entities considered VIEs, FILP performed an assessment of which partner would be considered the primary beneficiary. This assessment is

Securities and Exchange Commission
Attention:   Duc Dang, Senior Staff Attorney
                    Howard Efron, Staff Accountant
August 16, 2010

based upon which partner (a) had the power to direct matters that most significantly impact the activities of the VIEs, and (b) had the obligation to absorb losses or the right to receive benefits of the VIEs that could potentially be significant to the VIE based upon the terms of their respective partnership and management agreements.
Primary Beneficiary Review — the Three Joint Ventures
FILP reviewed the governing agreements for the Three Joint Ventures to determine the powers given to the respective parties to the agreements. The following documents were reviewed in detail for each joint venture:
o	Operating Agreement

o	Development Agreement

o	Management Agreement

o	Leasing Agreement

o	Credit Agreements
Based on the review it was determined that the following power/decision rights over activities which significantly impact the economic performance of the Three Joint Ventures are equally shared by FILP and our partner:
•	Acquiring projects;

•	Selling, assigning or transferring projects;

•	Initiating member capital calls;

•	Approving operating budgets, development plans and leasing plans;

•	Approving material variances from approved budgets or plans, including changes in development scope and lease negotiations;

•	Executing new financing and modifications to existing financing;

•	Engaging alternate service providers, including project contractors associated with development plans;

•	Revising any existing asset or property development, management or leasing agreement or any service agreement;

•	Approving or rejecting proposed tax elections or settlements;

•	Withdrawing a subsidiary of FILP from its role as manager;

•	Transferring of Member interest in the entity;

•	Final dissolution of the entity.
However, it was determined that our partner in the Three Joint Ventures has the power/decision right associated with securing all of the entity’s third party debt. At our partner’s sole discretion, its portion of capital contributions serves as collateral for the financing. Failure by our partner to so collateralize would

Securities and Exchange Commission
Attention:   Duc Dang, Senior Staff Attorney
                    Howard Efron, Staff Accountant
August 16, 2010

preclude the Three Joint Ventures from obtaining financing because even in a normalized market, the Three Joint Ventures would not be able to secure conventional financing without this collateral, making this is a key power over which only our partner presides.
Primary Beneficiary Review — the Fourth Joint Venture
FILP carried out a similar review related to the Fourth Joint Venture. The following documents were reviewed in detail:
o	Amended and Restated Master Agreement

o	Amended and Restated Operating Agreement

o	Management Agreement

o	Mortgage Agreements
Based on the review it was determined that the following power/decision rights over activities which significantly impact the economic performance of the Fourth Joint Venture are equally shared by FILP and our partner:
•	Acquiring projects;

•	Executing new financing and modifications to existing financing;

•	Selling, assigning or transferring projects;

•	Amending or revising the existing agreements;

•	Approving or rejecting proposed tax elections or settlements;

•	Withdrawing a subsidiary of FILP from its role as manager;

•	Initiating member capital calls;

•	Approving operating budgets for the majority of the buildings;

•	Approving leasing plans for the majority of the buildings;

•	Approving development plans;

•	Transferring of Member interest in the entity.
However, based on the review it was determined that the following key power/decision rights are held solely by our partner in the Fourth Joint Venture:
•	Majority of members of Board;

•	Approving material variances from approved budgets or plans on a majority of the properties;

•	Approving material changes in lease provisions; and

•	Approval of any agreement or investment which would cause the venture to earn interest income.

Securities and Exchange Commission
Attention:   Duc Dang, Senior Staff Attorney
                    Howard Efron, Staff Accountant
August 16, 2010

Additionally, based on our review of the Fourth Joint Venture’s mortgage agreements the following key power/decision rights are granted to the mortgage lenders for some of the properties:
•	Approving leases or amendments to existing leases;

•	Approval of operating budgets; and

•	Approval of expenditures not already included in an approved budget.
Based on the detailed analysis FILP performed, FILP concluded that it did not hold the power to direct the activities that most significantly impact economic performance for any the Three Joint Ventures or the Fourth Joint Venture. ASC 810 dictates that the primary beneficiary must have both of the characteristics (a) and (b) above. As FILP concluded that it did not meet characteristic (a) for either the Three Joint Ventures or the Fourth Joint Venture, FILP was and is not the primary beneficiary of any of its joint ventures. Accordingly, FILP continued to account for the joint ventures under the equity method of accounting. Additionally, since FILP was able to conclude that it did not meet characteristic (a), it did not analyze the fees it earns related to the joint ventures, which would have been analyzed under characteristic (b). Other than the property management fees (that are charged on all buildings), FILP does not collect any fees from the Other Real Estate Partnerships.

Securities and Exchange Commission
Attention:   Duc Dang, Senior Staff Attorney
                    Howard Efron, Staff Accountant
August 16, 2010

     In connection with responding to the above comments, FILP hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and FILP may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions about any of FILP’s responses to your comments or require further explanation, please do not hesitate to telephone me at (312) 344-4380.

Very truly yours,
/s/ Scott Musil
Scott Musil

Enclosures

cc:	Bruce W. Duncan
John H. Clayton
William E. Turner II